Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Special Diversified Opportunities Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-189604, 333-68484, 333-118297 and 333-68107) of Special Diversified Opportunities Inc. of our report dated March 22, 2017, with respect to the consolidated balance sheets of Special Diversified Opportunities Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Special Diversified Opportunities Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 22, 2017